UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒    Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2020
OR
☐    Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _______ to _______
Commission file number 001-39610
______________________
A.Full title of the plan and address of the plan, if different from that of the issuer name below:
Eastern Bank 401(k) Plan

B.Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Eastern Bankshares, Inc.
265 Franklin Street
Boston, Massachusetts 02110

Eastern Bank 401(k) Plan
Table of Contents

Contents	Page
Reports of Independent Registered Public Accounting Firms	2
Financial Statements
Statements of Net Assets Available for Benefits	4
Statement of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6
Supplemental Schedule*
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	11

Signature	12

Exhibit Index	13
Exhibit 23.1 Consent of Wolf & Company, P.C.
Exhibit 23.2 Consent of Ernst & Young LLP

* Other schedules, required by Section 2520.103.10 of the Department of Labor Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they were not applicable.

Report of Independent Registered Public Accounting Firm
To the Board of Directors, Plan Administrator, and Plan Participants of Eastern Bank 401(k) Plan
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of Eastern Bank 401(k) Plan (the Plan) as of December 31, 2020, the related statement of changes in net assets available for benefits for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Report on Supplemental Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.
We have served as the Plan's auditor since 2020.
/s/ Wolf & Company, P.C.
Boston, Massachusetts
June 25, 2021

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of the Eastern Bank 401(k) Plan
Opinion on the statement of net assets available for benefits and related notes
We have audited the accompanying statement of net assets available for benefits and related notes of the Eastern Bank 401(k) Plan (the Plan) as of December 31, 2019. In our opinion, the statement of net assets available for benefits and related notes are presented fairly, in all material respects, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
The statement of net assets available for benefits and related notes are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s statement of net assets available for benefits and related notes based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits and related notes are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the statement of net assets available for benefits and related notes, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of net assets available for benefits and related notes. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of net assets available for benefits and related notes. We believe that our audit provides a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We served as the Plan’s auditor for the year ending December 31, 2019.
Boston, MA
June 25, 2021

Eastern Bank 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2020 and 2019

	2020	2019
Assets:
Investments, at fair value
Mutual funds	$226,498,612	$224,594,238
Eastern Bankshares, Inc. common stock	62,042,289	—
Common collective investment trusts	—	3,306,308
Total investments, at fair value	288,540,901	227,900,546
Notes receivable from participants	4,126,499	4,742,871
Net assets available for benefits	$292,667,400	$232,643,417

See accompanying notes to financial statements.

Eastern Bank 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2020

Additions:
Investment income:
Net appreciation in fair value of investments	$51,869,312
Dividend and interest income	5,601,807
Total investment income	57,471,119
Interest income on notes receivable from participants	243,529
Contributions:
Employer	4,355,032
Participants	11,628,954
Rollovers	5,182,593
Total contributions	21,166,579
Total additions	78,881,227
Deductions:
Benefits paid to participants	18,635,209
Administrative expenses	222,035
Total deductions	18,857,244
Net increase	60,023,983
Net assets available for benefits:
Beginning of the year	232,643,417
End of the year	$292,667,400

See accompanying notes to financial statements.

Eastern Bank 401(k) Plan
Notes to Financial Statements
As of December 31, 2020 and 2019 and for the Year Ended December 31, 2020
1. DESCRIPTION OF THE PLAN
The following brief description of the Eastern Bank 401(k) Plan (the Plan), formerly known as SBERA 401(k) Plan as adopted by Eastern Bank, provides only general information. Participants in the Plan should refer to the Summary Plan Document for complete information.
General
The Plan is a defined contribution plan covering substantially all employees of Eastern Bankshares, Inc., including its subsidiaries, Eastern Bank and Eastern Insurance Group, LLC (collectively, “Eastern" or the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Effective April 1, 2019, the Compensation Committee of the Board of Directors approved several matters related to the Plan, including: (1) the name change of the Plan (as described above); (2) the merger of Eastern Insurance Group, LLC 401(k) Savings and Retirement Plan with and into the Plan; and (3) the naming of Great-West Trust Company, LLC as Trustee of the Plan.
All assets acquired under this Plan as a result of participant and Company contributions, income and other additions will be administered, distributed, forfeited and otherwise governed by the provisions of this Plan. The Plan is administered by the Company for the exclusive benefit of participants in the Plan and their beneficiaries. The Plan assets are invested in various investment options offered by the Plan.
Eligibility
To become eligible for participation, an employee must have reached 21 years of age and have completed 90 days of service. Participants become eligible for purposes of employer safe harbor nonelective contributions after completing one year of service and having attained age 21. An eligible employee who satisfies these requirements will be entitled to participate commencing in the next payroll period. Part time, temporary or seasonal employees scheduled to work less than 1,000 hours per year will also be eligible, but only if they complete a year of “eligibility service,” which is a full 12-month period following an employment date (or an anniversary of that date) in which 1,000 paid hours is credited.
In addition, and regardless of work schedule or whether they are deferring, employees who are both age 21 and have one year of eligibility service (as defined above), will be entitled to share in a “safe harbor non-elective contribution” commencing on the first payroll period after satisfying these eligibility requirements.
Contributions
Each year, participants may contribute to the Plan a percentage of their annual compensation, on a pre-tax, or after-tax Roth, basis as defined in the Plan, from 1% up to 75% of eligible compensation subject to the Internal Revenue Code (IRC) limitations and have the amount contributed to the Plan on their behalf. Participants who have attained age 50 before the end of the plan year are also eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans or defined contribution plans (rollovers). Participants direct the investment of their contributions into various investment options offered by the Plan.
The Company makes a safe harbor contribution equal to 3% of each participant’s eligible compensation. Contributions are subject to certain Internal Revenue Service (IRS) limitations.
Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Company’s contribution and an allocation of Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on the participant’s earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are vested immediately in their contributions and Bank contributions, plus actual earnings thereon.

Eastern Bank 401(k) Plan
Notes to Financial Statements (Continued)
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Notes are required to be repaid within five years unless the note is to be used for the purchase of a primary residence in which case the note may be repaid within a period of no more than ten years. Participants may have up to two loans outstanding at any time. The notes are secured by the balance in the participant’s account and bear interest at a rate ranging from 4.25% to 9.25%. The note interest rate is set at the prime rate as published by The Wall Street Journal plus 1%. Principal and interest is paid ratably through payroll deductions.
Pursuant to the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act) that was signed into law on March 27, 2020, participants in the Plan could request a delay of note repayments for previously required payments occurring between March 27, 2020 and December 31, 2020 for up to one year. If a delay was granted, the participant’s note was re-amortized and included any interest accrued during the period of delay. The ability to request a delay in note repayments under the CARES Act ceased as of December 31, 2020.
Notwithstanding the above, for the limited period beginning on March 27, 2020 and ending on September 22, 2020, for qualified individuals impacted by the COVID-19 pandemic, the loan limit was increased from $50,000 (maximum of 50% of vested account balance) to $100,000 (maximum of 100% of vested account balance) and a participant will be permitted to have no more than two loans outstanding.
Payment of Benefits
Upon termination of service, retirement, disability or death, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum amount, installment payments or partial payments. In-service withdrawals from the participant’s account are available upon reaching age 59.5. A participant may withdraw from their rollover account at any time. Hardship withdrawals are available from the participant’s elective deferral account, excluding earnings thereon, in order to meet a participant’s immediate and heavy financial need.
Pursuant to the CARES Act, participants who were currently receiving required minimum distributions were offered the option to waive their 2020 distribution and participants who were due to receive the first required distribution in 2020 had their distribution automatically waived. The ability to request special waivers with respect to required minimum distributions under the CARES Act ceased on December 31, 2020.
Additionally, the CARES Act permitted plan participants to request up to $100,000 in coronavirus-related distributions, with repayment terms of up to three years. The ability to request coronavirus-related distributions under the CARES Act ceased as of December 31, 2020.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by its investment managers and custodians.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Eastern Bank 401(k) Plan
Notes to Financial Statements (Continued)
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are charged against participant accounts when incurred. No allowance for credit losses has been recorded as of December 31, 2020 and 2019. Delinquent notes receivable from participants, if applicable, are reclassified as distributions based upon the terms of the Plan document.
Payment of Benefits
Benefit payments to participants are recorded when paid.
Administrative Expenses
Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the benefits paid to participants and processing of loans are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments.
3. FAIR VALUE MEASUREMENTS
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2: Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability; and
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There were no changes in these methodologies used at December 31, 2020 and 2019.
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common collective trust: Valued at net asset value of units of a collective trust. The net asset value, as provided by the fund manager, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value.
Eastern Bankshares, Inc. common stock: Valued at the closing price reported on the NASDAQ Global Select Market (“NASDAQ”) on the last business day of the Plan year. Eastern Bankshares, Inc. common stock began trading on NASDAQ on October 15, 2020.

Eastern Bank 401(k) Plan
Notes to Financial Statements (Continued)
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2020 and 2019:

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total

Mutual funds	$226,498,612	$—	$—	$226,498,612
Common stock	62,042,289	—	—	62,042,289
Total investments at fair value	$288,540,901	$—	$—	$288,540,901

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total

Mutual funds	$224,594,238	$—	$—	$224,594,238

Investments measured at net asset value (a)				3,306,308

Total investments at fair value				$227,900,546

(a) In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.
Investments Measured Using the Net Asset Value per Share Practical Expedient
The following table summarizes investments measured at fair value using the net asset value per share practical expedient as of December 31, 2019. There were no investments measured at fair value using the net asset value per share practical expedient as of December 31, 2020. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

December 31, 2019	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Plan Level Redemption Notice Period
Common collective trust (a)	$3,306,308	$—	Daily	12 months

(a) Represents the Fidelity Advisor Stable Value II fund, an asset held by the EIG plan that could not be liquidated at April 1, 2019 and that was required to be frozen for one year. The investment objective of the Fidelity Advisor Stable Value II fund (“FASVII”) is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve its investment objective, the FASVII portfolio invested in assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap

Eastern Bank 401(k) Plan
Notes to Financial Statements (Continued)
agreements), entered into “wrap” contracts issued by third-parties, and invested in cash equivalents represented by shares in money market funds.
4. TAX STATUS
The Plan adopted the Great-West Trust Company Defined Contribution Prototype Plan which received an opinion letter from the IRS dated March 31, 2014. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is tax-qualified, and the related trust is tax-exempt.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or the U.S. Department of Labor (“DOL”). The Plan's administrator, Eastern Bank, has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to examinations for years prior to December 31, 2017.
5. RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
6. RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS
At December 31, 2020, the Plan held 3,803,942 shares of Eastern Bankshares, Inc.’s common stock with a fair value of $62,042,289. Eastern Bankshares, Inc. common stock began trading on NASDAQ on October 15, 2020. The Plan held no shares of Eastern Bankshares, Inc.’s common stock at December 31, 2019.
Notes receivable from participants also qualify as party-in-interest transactions. At December 31, 2020 and December 31, 2019, the Plan had $4,126,499 and $4,742,871, respectively, in notes receivable from participants.
7. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will remain 100% vested in their accounts.
8. SUBSEQUENT EVENTS
The Plan has evaluated events subsequent to December 31, 2020, and through June 25, 2021, the date these financial statements were available to be issued, and other than the below item, has determined there are no material subsequent events requiring adjustment to or disclosure in the financial statements.
Effective January 1, 2021, the Plan was amended to provide for automatic enrollment for all new and rehired employees. Upon auto enrollment, new hire contributions are invested in the applicable Vanguard Target Retirement date fund unless another investment option is chosen. Contributions for auto enrolled rehired employees are invested according to their most recent investment elections on record or to the applicable Vanguard Target Retirement date fund if there is no investment election on record.

Eastern Bank 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

E.I.N. 04-3067724	Plan Number 002
December 31, 2020

a	b	c	d	e

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost (1)	Current Value

	American Funds	American Funds Europacific Gr R6		$10,996,822
	Artisan	Artisan High Income Instl		592,846
	Conestoga	Conestoga Small Cap Institutional		18,972,722
	DFA	DFA Intl Sustainability Core 1		377,612
	DFA	DFA U.S. Small Cap Value Fund		3,696,277
	DFA	DFA U.S. Sustainability Core 1		986,486
	Dodge & Cox	Dodge & Cox Income Fund		5,754,659
	Dodge & Cox	Dodge & Cox Stock Fund		8,561,536
	Hartford	Hartford Midcap R6		4,778,606
	JP Morgan	JP Morgan Emerging Markets Equity R6		2,119,847
	T. Rowe Price	T. Rowe Price Blue Chip Growth I		21,969,120
	Vanguard	Vanguard 500 Index Admiral		11
	Vanguard	Vanguard Developed Markets Index Admiral		1,746,940
	Vanguard	Vanguard Institutional Index Fund		52,582,746
	Vanguard	Vanguard Short Term Corporate Bd Idx Adm		604,064
	Vanguard	Vanguard Short-Term Treasury Idx Admiral		1,687,694
	Vanguard	Vanguard Small Cap Index Adm		2,239,570
	Vanguard	Vanguard Target Retirement 2015		1,107,524
	Vanguard	Vanguard Target Retirement 2020		9,528,824
	Vanguard	Vanguard Target Retirement 2025		8,947,667
	Vanguard	Vanguard Target Retirement 2030		14,459,626
	Vanguard	Vanguard Target Retirement 2035		6,954,558
	Vanguard	Vanguard Target Retirement 2040		8,873,764
	Vanguard	Vanguard Target Retirement 2045		2,829,968
	Vanguard	Vanguard Target Retirement 2050		3,795,265
	Vanguard	Vanguard Target Retirement 2055		1,627,594
	Vanguard	Vanguard Target Retirement 2060		125,921
	Vanguard	Vanguard Target Retirement 2065		115,036
	Vanguard	Vanguard Target Retirement Income		5,032,609
	Vanguard	Vanguard Total Bond Market Index Inst		10,507,161
	Vanguard	Vanguard Treasury Money Mkt		14,925,537
*	Eastern Bankshares, Inc.	Eastern Bankshares, Inc. Common Stock		62,042,289
*	Notes receivable from participants	Interest rates ranging from 4.25% - 9.25%		4,126,499
	Total investment assets			$292,667,400

There were no investment assets which were both acquired and disposed of during the plan year.
*A party-in-interest as defined by ERISA
(1) Cost information is not required for participant directed investments.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EASTERN BANK, AS PLAN ADMINISTRATOR FOR THE EASTERN BANK 401(k) PLAN

DATE: June 25, 2021	By:	/s/ James B. Fitzgerald
James B. Fitzgerald
Vice Chair, Chief Administrative Officer and Chief Financial Officer

Exhibit Index

Exhibit Number	Description
23.1	Consent of Wolf & Company, P.C. dated June 25, 2021
23.2	Consent of Ernst & Young LLP dated June 25, 2021